[GAMMON LAKE LETTERHEAD]

June 1, 2007

via EDGAR
Ms. Jill Davis Mr. John Cannarella
     Division of Corporation Finance
          United States Securities and Exchange Commission
|               100 F Street, NE
                    Washington, D.C 20549-7010

RE:  Gammon Lake Resources Inc.
Form 40-F for the Year Ended December 31, 2006
Filed on April 3, 2007
Form 40-F/A for the Year Ended December 31, 2006
Filed on April 4, 2007
Form 40-F/A for the Year Ended December 31, 2006
Filed on April 9, 2007
Form 40-F/A for the Year Ended December 31, 2006
Filed on May 4, 2007
Response Letter Dated February 23, 2007
Response Letter Dated March 20, 2007
Response letter dated May 4, 2007
File No. 001-31739

Dear Ms. Davis and Mr. Cannarella:

Thank you for your letter of May 25th. We have reproduced your questions in this letter and included our responses thereto.

Form 40-F for the Fiscal Year Ended December 31, 2006 and filed on April 3, 2007

Form 40-F/A1 for the Fiscal Year Ended December 31, 2006 and filed on April 4, 2007

Form 40-F/A2 for the Fiscal Year Ended December 31, 2006 and filed on April 9, 2007

1.     We note that the audit opinion dated April 2, 2007 indicates that your consolidated financial statements as at July 31, 2005 and for the year then ended were audited by other auditors, who expressed an opinion without reservation on those statements in the report dated September 10, 2005. Please amend your filing to include the audit opinion of the other auditors as well as the related consent.

Response:

We have filed an amended Form 40-F as requested.

Exhibit 99.4

2.     We note that the fourth bullet on the consent of your independent registered public accounting firm indicates the reconciliation was prepared under Item 18 of Form 40-F. Please revise or advise.

Response:

We have filed an amended consent as requested.

Gammon Lake Resources Inc.
File No. 001-31739

In addition, the Company acknowledges that:

(1)     the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
(2)     Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
(3)     the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*	*	*

We appreciate your interest in our reporting and trust these responses address your concerns. Should you have further questions, please address your letter to the undersigned.

Yours very truly,

/s/ Glenn Hynes

Glenn Hynes
Chief Financial Officer

cc:    Doug Reid
KPMG LLP

Terry Kelly
Grant Thornton LLP

Gil Cornblum
Dorsey & Whitney LLP